UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               CD Warehouse, Inc.
                               ------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)


                                    12512W105
                                    ---------
                                 (CUSIP Number)


   Doyle E. Motley, 1204 Sovereign Row, Oklahoma City, OK 73102; 405-949-2422
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 10, 2000
             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement ( ).

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



                                                   SCHEDULE 13D

CUSIP No. 12512W105                                                 Page 1 of  3


1)  Name of Reporting Persons

S.S. or I.R.S. Identification Nos. of Above Persons

         Formula Unit Trust

--------------------------------------------------------------------------------

2)  Check the Appropriate Box If Either Is a Member of a Group
         (A)(X)
         (B)( )

3)  SEC Use Only

4)  Source of Funds                                       OO

5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)                        [ ]


6)  Citizenship or Place of Organization                  Canada

                           7)  Sole Voting Power                        300,000
Number of
Shares
Beneficially               8)  Shared Voting Power
Owned by
Each
Reporting                  9)  Sole Dispositive Power                   300,000
Person With

                           10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        300,000

12)  Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (  )

13)  Percent of Class Represented by Amount in Row (11)
       8.2%

14)  Type of Reporting Person

      OO

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



Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.01 ("Common Stock"), of CD Warehouse, Inc., a Delaware corporation with principal executive offices at 1204 Sovereign Row, Oklahoma City, Oklahoma 73108 ("CD Warehouse"),

Item 2.  Identity and Background

This statement is filed by Formula Unit Trust ("FUT") a Canadian mutual fund. FUT is managed and controlled by Formula Growth Limited, a Canadian corporation ("FGL"). FGL's directors and executive directors are John W. Dobson, Randall W. Kelly, Rene Catafago, Kimberley Holden, John Liddy and Stuart Cobbett. All of the entities described herein are citizens of Canada or entities organized under the laws of Canada.

The business address for the all entities described herein is 1010 Sherbrooke Street West, Suite 1408, Montreal, Quebec H3A 2R7. The principal business of all entities described herein is investment management. None of the entities described herein have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years. Neither FUT nor, to the best of its knowledge, any director, executive officer or controlling person of FUT has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding FUT or any director, executive officer or controlling person of FUT was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended as follows:

This amended schedule relates only to sales of 64,900 shares of CD Warehouse's common stock (the "Sales").

Item 4.  Purpose of Transaction

FUT effected the Sales as a partial liquidation of a passive portfolio investment. No other motives, plans or proposals underlie this transaction.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

After giving effect to the Sales, which were the only transactions involving the common stock in CD Warehouse other than those previously reported on the original Schedule 13D, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by FUT may be found in rows 11 and 13 of the cover page.

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



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable to this amendment.

Item 7.  Material to Be Filed as Exhibits.

Not applicable to this amendment.

--------------------------------------------------------------------------------


                                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Formula Unit Trust

Date: August 2, 2000                     /s/ Rene Catafago
                                         Rene Catafago, Executive Vice President



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